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MATTHEW E. BARSAMIAN matthew.barsamian@dechert.com +1 202 261 3392 Direct +1 202 261 3333 Fax

January 22, 2024

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Eileen M. Smiley

Re:	KKR Credit Opportunities Portfolio (the “Registrant” or the “Fund”)

(File Nos. 333-233709 and 811-23474)

Dear Ms. Smiley:

This letter responds to comments that you conveyed to me via telephone on December 22, 2023, in connection with your review of Post-Effective Amendment No. 6 to the registration statement on Form N-2 (the “Registration Statement”) for KKR Credit Opportunities Portfolio (the “Fund”), filed with the Securities and Exchange Commission (“SEC”) on November 21, 2023, pursuant to Rule 486(a) under the Securities Act of 1933, as amended. The comments of the SEC staff (the “Staff”), followed by the Fund’s responses, are set forth below. Capitalized terms not defined herein have the meanings provided in the Registration Statement.

Comment 1.     In the Multiple Class Plan Pursuant to Rule 18f-3 (the “Rule 18f-3 Plan”) filed as exhibit (d), paragraph 1 refers to Class Expenses “as defined in Section 6(b) below.” There is no Section 6(b) in the Rule 18f-3 Plan. Please revise paragraph 1 accordingly.

Response 1.     The Fund has revised the Rule 18f-3 Plan to refer to Section 7(b).

Comment 2.     The third paragraph in the “Distributor” Section of the Prospectus Summary states, “Payment of the Shareholder Servicing Fee is governed by the Fund’s Distribution and Service Plan.” Please confirm whether this sentence is referring to the correct agreement and update, if necessary.

Response 2.     The Fund confirms that the referenced disclosure should refer to the Fund’s Shareholder Servicing Plan and Agreement. The Fund has revised the disclosure accordingly.

Comment 3.     The “Distributor” Section of the Prospectus Summary states, “Under the terms of the Sub-Distribution Agreement, the Distributor is responsible for paying the Sub-Distributor for its services.” Please define the term “Sub-Distribution Agreement.”

Response 3.     The Fund has revised the disclosure accordingly.

Comment 4.     The “Risks—Leverage Risk” section of the Prospectus Summary states, “Reverse repurchase agreements or similar financing transactions aggregated with other indebtedness do not need to be included in the calculation of whether a fund satisfies the limited derivatives users exception, but for funds subject to the VaR testing requirement, reverse repurchase agreements and similar financing transactions must be included for purposes of such testing whether treated as derivatives transactions or not.” For completeness, please revise this discussion of Rule 18f-4 to include the proviso that the issuer has elected to comply with the asset coverage requirements of Section 18 or, in the alternative, please replace this discussion of Rule 18f-4 with disclosure explaining that the Fund will calculate leverage and satisfy any asset coverage requirements in compliance with SEC rules with respect to the use of derivatives.

Response 4.     The Fund has revised the disclosure accordingly.

Comment 5.     We note that portions of the fee table in the Summary of Fund Expenses section contain bracketed disclosure. Please complete all fields in the table.

Response 5.     The Fund has finalized the fee table and removed the brackets.

Comment 6.     We note that the “Investment Strategies” section of the Prospectus Summary was revised to include references to pay-in-kind (“PIK”) loans and notes and preferred non-convertible equity. We also note that the “Risks” section of the Prospectus Summary includes “PIK Risk,” but does not include risks regarding preferred non-convertible equity. Please add risk disclosure regarding investments in preferred stocks or otherwise explain why this disclosure is not appropriate given the changes to the investment strategies.

Response 6.     The Fund has revised the disclosure accordingly.

Comment 7.     The “Purchase of Shares—Distributor” section states, “For purchases of Class T Shares and Class PT Shares without a front-end sales charge and for which the Distributor pays distribution-related compensation, the Shareholder Servicing Fee and Distribution Fee payments shall commence 13 months after purchase.” Please supplementally explain how these fee payments work since they appear to be class-level expenses that are not described in the Fund’s agreements. We may have additional questions.

Response 7.     The Registrant has confirmed that the referenced disclosure does not apply to Class PT Shares and has revised the disclosure accordingly. The Registrant supplementally submits that the “payments” referred to in the referenced disclosure are payments made by the Distributor to selling agents that sell Class T Shares, reflecting all or a portion of the Shareholder Servicing Fee and Distribution Fee paid by the Fund to the Distributor, as set forth in the preceding paragraph in the Prospectus. The disclosure is not describing payments made by the Fund. The Fund pays the Shareholder Servicing Fee and Distribution Fee attributable to Class T Shares to the Distributor in accordance with the Shareholder Servicing Plan and Agreement and the Distribution and Service Plan, regardless of whether any Class T Shares were sold without a front-end sales change. The Registrant has revised the disclosure to clarify this point.

Comment 8.     In the “Repurchase Offer Fundamental Policy” section of the Statement of Additional Information (the “SAI”), please revise this fundamental policy to state the periodic intervals between repurchase request deadline dates, how you will determine those dates and the maximum time between each repurchase request deadline and the next repurchase pricing deadline.

Response 8.     The Fund notes that the “Repurchase Offer Fundamental Policy” section makes reference to the Fund’s “quarterly repurchase offers.” The Fund further notes that disclosure in the “Periodic Repurchase Offers” section of the Prospectus includes information regarding the time and dates by which repurchase offers must be received in good order (“Repurchase Request Deadline”), how the Fund determines those times and dates (generally 4:00 p.m. Eastern time on the first Friday of the month in which the repurchase occurs) and discloses that the repurchase price will be the Fund’s NAV determined on the repurchase pricing date, which will be a date not more than 14 calendar days following the Repurchase Request Deadline. The Fund supplementally confirms that each of these policies has been adopted by the Fund’s Board as a fundamental policy, which may not be changed without the approval of a majority of the Fund’s outstanding voting securities.

* * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3392 if you wish to discuss this correspondence further.

Sincerely,

/s/ Matthew E. Barsamian

Matthew E. Barsamian